UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Annual General Meeting Results

We, LDK Solar CO., Ltd., announced on July 23, 2015 the results of our annual general meeting, or AGM, held on July 9, 2015 in Xinyu City of Jiangxi Province. At the AGM, our shareholders in attendance approved the resolutions proposed in the AGM notice relating to (i) the adoption of our 2014 annual report, (ii) the re-election of Mr. Shi-an Wu as our independent director, and (iii) the re-appointment of KPMG as our outside auditors for fiscal year 2015.

The AGM took note of the resignation of Mr. Xingxue Tong, our incumbent President and CEO, from his directorship subsequent to the giving of the notice for the AGM and, therefore, did not take any action with respect to his re-election as listed on the AGM agenda. The AGM also noted the appointment by our board of directors on June 24, 2015 of Messrs. Yunsong Ao and Yan Xiong, each an Executive Vice President, as our additional directors, with the terms of such appointments terminating at the close of our next general meeting subject to any re-election at such general meeting. The total number of members of our board of directors is eight.

Attached hereto as Exhibit 99.1 is our press release issued on July 23, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: July 23, 2015

Exhibit 99.1

LDK Solar Announces Annual General Meeting Results

XINYU, China and SUNNYVALE, California — July 23, 2015 — LDK Solar CO., Ltd. (“LDK Solar”, OTC Pink: LDKYQ) today announced the results of its Annual General Meeting (“AGM”) held on July 9, 2015 in Xinyu City of Jiangxi Province. At the AGM, the shareholders in attendance approved the resolutions proposed in the AGM notice relating to (i) the adoption of the 2014 annual report, (ii) the re-election of Mr. Shi-an Wu as an independent director, and (iii) the re-appointment of KPMG as LDK Solar’s outside auditors for fiscal year 2015.

The AGM took note of the resignation of Mr. Xingxue Tong, incumbent President and CEO of the Company, from his directorship subsequent to the giving of the notice for the AGM and, therefore, did not take any action with respect to his re-election as listed on the AGM agenda. The AGM also noted the appointment by the LDK Solar board of directors on June 24, 2015 of Messrs. Yunsong Ao and Yan Xiong, each an Executive Vice President, as additional directors of LDK Solar, with the terms of their appointments terminating at the close of the general meeting next following the AGM subject to any re-election at such general meeting. The total number of members of our board of directors is eight.

On the record date set for the AGM, there were an aggregate of 261,889,041 shares of LDK Solar issued and outstanding. An aggregate of 115,047,909 shares were represented in person or by proxy throughout the duration of the AGM, including shares underlying American depositary shares. The adoption of the 2014 annual report was approved by 72,347,459 shares; the re-election of Shi-an Wu as an independent director by 72,254,213 shares; and the re-appointment of KPMG by 72,415,743 shares.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar

LDK Solar CO., Ltd. is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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